Exhibit (e)(11)

FORMAL OFFER LETTER AVAILABLE POST DEAL CLOSING

Dr. Peter Elliott

Date: April 22, 2008

PERSONAL AND CONFIDENTIAL

Name: Dr. Peter Elliott

Dear Peter,

Welcome to GSK. We look forward to your help and commitment to make GlaxoSmithKline a great company.

I am very pleased to confirm your appointment to the role of Vice President, Development reporting to Christoph Westphal within R&D Drug Discovery. This job will be based in Boston.

Date of Commencement

Your terms of the appointment set out in this letter will commence on the date on which the transaction under which Sirtris Pharmaceuticals, Inc. is acquired by GSK is consummated (the “Closing Date”), and will terminate and be of no force or effect if the Agreement and Plan of Merger, dated as of April 22, 2008, among Sirtris Pharmaceuticals, Inc., SmithKline Beecham Corporation and Fountain Acquisition Corporation (the “Merger Agreement”) is terminated without the purchase of shares in the Offer (as such term is defined therein).

Through December 31, 2008, you will continue to participate in the health, life and disability insurance, 401(k) program and other similar fringe benefit programs of Sirtris Pharmaceuticals, Inc. Sirtris Pharmaceuticals, Inc.’s 2008 annual cash bonus program will also continue in effect through the end of 2008, including your current target bonus amount. Except as specifically stated below, effective as of January 1, 2009, you will transition to GSK’s employee benefit plans.

Payment of Salary

Your salary will be $322,500 per annum. Your salary will not be subject to reduction.

Your salary will normally be reviewed annually in April each year, but without any commitment to increase your salary, and any salary changes will be notified to you in writing.

Job Grade

The post of VP Development has been placed in job grade B06. The salary range for this grade is currently:

Minimum	Maximum

$170,700	$290,200*

*	Your salary will be set above the maximum for this job grade.

Bonus Plan

Effective as of January 1, 2009, you will be eligible to participate in the GlaxoSmithKline Bonus Plan in accordance with and subject to the rules of the plan. Further details of the Bonus Plan are set out in the TotalReward section of myGSK. Participation in this Plan is subject to the rules of the Plan as amended from time to time, and the Plan is subject to amendment or withdrawal at the Company’s discretion.

Share Option Plan

You will be eligible to participate in the GlaxoSmithKline Share Option Plan (awarded as ADSs for US employees). Further details of the Share Option Plan are set out in the TotalReward section of myGSK. Participation in this Plan is subject to the rules of the Plan as amended from time to time, and the Plan is subject to amendment or withdrawal at the Company’s discretion.

Share Value Plan

You will be eligible to participate in the GlaxoSmithKline Share Value Plan (awarded as ADSs for US employees). Further details of the Share Value Plan are set out in the TotalReward section of myGSK. Participation in this Plan is subject to the rules of the Plan as amended from time to time, and the Plan is subject to amendment or withdrawal at the Company’s discretion.

Performance Share Plan

You will be eligible to participate in the GlaxoSmithKline Performance Share Plan (awarded as ADSs for US employees). Further details of the Plan are set out in the TotalReward section of myGSK. Participation in this Plan is subject to the rules of the Plan as amended from time to time, and the Plan is subject to amendment or withdrawal at the Company’s discretion.

Please note that your participation in the Performance Share Plan may be adversely affected if you do not satisfy the Share Ownership Requirements, details of which are set out in the TotalReward section of myGSK.

Your participation in each of the above incentive programs — the Bonus Plan, the Share Option Plan, Share Value Plan and the Performance Share Plan — is expressly subject to the terms and conditions set forth in each of the applicable plan documents. In particular, following the termination of your employment, you will no longer be entitled to participate in these plans and will have no further rights in respect of them, save for any rights which have already accrued at the termination date, provided those rights (if applicable) are exercised in accordance with the rules of the relevant plan. GlaxoSmithKline reserves the absolute right to amend or terminate any of these plans in its sole discretion at any time.

Special Incentive Award and Stock Rollover Arrangement

You will be entitled to the special incentive award and will participate in the stock rollover arrangement described on Exhibit A attached to this letter, which implements the provisions of the letter from Nancy Marsh to Richard Aldrich dated April 19, 2008.

For purposes of Exhibit A, the term “vesting” means continued employment through the vesting date. However, vesting will also occur upon a termination of your employment by GSK for “redundancy,” “termination based on mutually agreed resignation,” or termination as a result of “relocation” or “layoff.” Such terminations will also give rise to severance benefits under GSK’s Severance Pay Plan, and these terms will be interpreted and administered consistent with how these terms have been interpreted and administered in the past for executives of GSK at the same employment level as yours (“Severance Events”). In addition, vesting will occur if you die or become disabled (within the meaning of the GSK disability program applicable to you), which shall be referred to herein together with a Severance Event as an “Acceleration Event.”

Continuation of Certain Agreements

Effective as of and after the Closing Date, this letter replaces and supersedes all agreements, arrangements and understandings between you and Sirtris Pharmaceuticals, Inc. concerning the terms and conditions of your employment, except that (A)(i) the Confidentiality, Non-Competition and Proprietary Information Agreement between Sirtris Pharmaceuticals, Inc. and you, dated August 16, 2005, and (ii) Section 5(c)(ii) of the Amended and Restated Employment Agreement, dated as of January 3, 2008, between the Company and you shall remain in full force and effect in accordance with their respective terms and (B) nothing in this letter other than the stock rollover arrangement described on Exhibit A hereto shall affect any rights that you may have under the Merger Agreement. Your participation in the GSK Severance Pay Plan will commence as of the Closing Date; and provided, further, that the scope of the non-competition restriction in the agreement referred to in (A)(i) above shall, notwithstanding anything in the contrary in such agreement, relate to the conduct of business in the field of inhibitors/activators/regulators of any sirtuin enzyme or gene activity.

Employee Guide to Business Conduct:

GSK has committed to performance with integrity in our Spirit. In support of this commitment, “The Employee Guide to Business Conduct” sets forth our fundamental legal and ethical principles for conducting GSK business. It summarizes GSK’s core compliance policies, including the Code of Conduct, and identifies resources to assist employees in seeking guidance. You are expected to act in accordance with these principles. The principles can be found at the following link: http://www.gsk.com/responsibility/cr_issues/business_ethics.htm.

You are currently an advisor to the company identified on Exhibit B hereto. GSK consents to the continuation of this position following the Closing Date, subject to initial review not earlier than one year from Closing Date, and subsequent periodic review and re-approval, for a determination that the obligations and remuneration related to such position does not in the aggregate reflect a material increase in your time commitments to such position, it being agreed that you will accommodate GSK’s reasonable business interests related to conflicts of interest, and you and GSK will cooperate in good faith to resolve any conflict situations as and if they arise through, for example, recusal. Effective as of the Closing Date, any new business arrangements with non-affiliates will be subject to prior approval in accordance with GSK’s generally applicable policies for the relevant arrangements.

If you have any questions in relation to any aspect of this letter, please do not hesitate to call me or Nancy Marsh, SVP Human Resources at 610-270-5967.

Congratulations and I hope that you will accept our offer. I look forward to working with you and continuing to build upon the success you have already achieved.

Yours sincerely

/s/ Carol G. Ashe
Carol G. Ashe
VP Legal Operations

I confirm that I accept the offered appointment on the terms and conditions outlined in this letter.

Signed:

/s/  Peter Elliott

Dated: April 22, 2008

Please return the signed offer to Nancy Marsh, SVP HR.

EXHIBIT A

Special Incentive Award And Stock Rollover Arrangement

•	An amount equal to 25% of the assumed after-tax gain (based on a 40% net tax rate) from cash-out of the unvested Sirtris shareholdings of Dr. Elliott on the Closing Date (including both options and restricted stock which would be unvested at such time but for the closing of the acquisition of Sirtris by GSK) shall be withheld, which amount based upon projected vesting through the Closing Date is $602,897. These funds will be placed into a custody account (the “After-Tax Investment Account”) and will be invested in GSK American depositary shares (“shares”). The account will be designed so that it should be treated as your property for US federal income tax purposes, and therefore it should be eligible for long-term capital gains treatment under current tax law. The account value will move with the GSK share price, and dividends will be accrued and reinvested as shares. You will receive an IRS 1099 form for annual dividend income and will be responsible for annual income tax on dividends as well as any capital gains tax when shares are sold.

•	GSK deposits a before-tax amount equal to 50% of the initial withheld value of your After-Tax Investment Account into a GSK Deferred Investment Account (the “Deferred Investment Account” and, together with the After-Tax Investment Account, the “Investment Accounts”). The cash value is converted to notional GSK shares based on the value of GSK shares (using the average of the high and low trading price on the NYSE on the Closing Date) at the time of the initial credit. The account value will move with the GSK share price, and notional dividends will be accrued and reinvested as shares. Proceeds from this account will be distributed as cash with appropriate income tax withheld.

•	The shares in the After-Tax Investment Account and the value of the Deferred Investment Account will vest and be distributed in four annual instalments over four years from the Closing Date at the end of each year (25% at end of year one, 33% of remaining balance at the end of year 2, 50% of the remaining balance at the end of year 3, and 100% of the remaining balance at the end of year 4) provided that Dr. Elliott continues to be employed by GSK on each such vesting date.

•	Notwithstanding the foregoing, if there is an Acceleration Event during the vesting period the remaining shares in the After-Tax Investment Account and the remaining value of the Deferred Investment Account will immediately vest and will be distributed or paid, as applicable, as soon as practical, and not more than sixty (60) days, after such event. If the Acceleration Event is a Severance Event, then the payment of an amount related to the remaining shares credited to the Deferred Investment Account shall offset (i.e., reduce, but not below zero) the amount of cash severance benefits to which you would otherwise be entitled as severance pay.

•	GSK will use commercially reasonable best efforts to ensure that any shares deliverable under the foregoing arrangement are freely transferable on the NYSE at the time of delivery.

EXHIBIT B

Advisory Relationships

CombinatoRx

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